UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

QUANTUM CORPORATION

(Full Name of Registrant)

N/A

(Former Name if Applicable)

10770 E. Briarwood Avenue

(Address of Principal Executive Office (Street and Number))

Centennial, Colorado 80112

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Quantum Corporation (the “Company”) is unable to file its Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended March 31, 2026 (“Fiscal 2026”) by June 15, 2026, the original due date for such filing, without unreasonable effort or expense due to the circumstances described below.

In June 2026, the Company completed a series of transactions. The preparation, execution, and financial reporting for these transactions required substantial and sustained focus from the Company’s senior management during the period leading up to the original filing due date. As a result, the Company is working with its independent registered public accounting firm to complete the audit of the Company’s financial statements and related disclosures and requires additional time to do so.

Fiscal 2026 is also the first year in which the Company’s financial statements have been audited by its current independent registered public accounting firm, and the audit has involved additional first-year audit procedures.

In addition, the Company became an accelerated filer beginning with the Form 10-K for Fiscal 2026 and is therefore subject to an earlier annual report filing deadline than in the prior two fiscal years. As a result of its change in filer status, the Company and its auditors are also completing additional procedures relating to management’s assessment of internal control over financial reporting and the auditors’ attestation report on internal control over financial reporting. These requirements apply in connection with the Company’s status as an accelerated filer for Fiscal 2026 and were not applicable to the Company’s Annual Reports on Form 10-K for fiscal years 2025 and 2024. The additional time afforded by the extension period will also permit the Company’s auditors to complete these procedures and related reporting requirements associated with the Company’s first year as an accelerated filer.

The Company is working diligently with its auditors to complete the audit and related review procedures and currently expects to file its Annual Report on Form 10-K within the extension period prescribed by Rule 12b-25.

The Company currently does not expect that the delay will affect the Company’s previously announced preliminary unaudited financial results for its fiscal fourth quarter of Fiscal 2026, or the Company’s financial statements for any prior fiscal periods.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	William H. White	(408)	944-4000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward-Looking Statements:

Forward-Looking Statements: This Form 12b-25 contains “forward-looking” statements within the meaning of federal securities laws. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The Company advises caution in reliance on forward-looking statements. Forward-looking statements include, without limitation: statements related to the ongoing audit procedures, including timing and expected outcome; statements regarding the cause of the delay in filing the Form 10-K; the expectation that the Company will file the Form 10-K within the Rule 12b-25 extension period; the Company’s belief that the delay will not affect its previously announced preliminary unaudited financial results for its fiscal fourth quarter of Fiscal 2026, or its financial statements for any prior fiscal periods; and the Company’s plans, objectives and intentions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statement, including without limitation: the risks related to the completion of the Company’s annual financial close process and the independent auditors’ review and audit of the Company’s financial statements for Fiscal 2026; the discovery of additional and unanticipated information during the procedures required to be completed before the Company is able to file the Form 10-K; the completion of the Company’s Fiscal 2026 audit and any adjustments resulting therefrom; any changes to the assumptions underlying the Company’s closing process and auditors’ audit; risks related to legal proceedings and investigations; risks related to the Company’s ability to implement and maintain effective internal control over financial reporting; other factors that could affect the timing of the completion of the audit and the filing of the Form 10-K. See also other risks that are described in “Risk Factors” in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K filed with the SEC for the fiscal year ended March 31, 2025, and any subsequent reports filed with the SEC. All forward-looking statements in this Form 12b-25 are based on information available to the Company as of the date of this filing. The Company expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

QUANTUM CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 15, 2026	By:	/s/ William H. White
William H. White
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).